Exhibit 99.5

Unaudited Interim Condensed Consolidated Financial Statements

INTEGRAL SYSTEMS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except par value and number of shares)

(unaudited)

	July 1,	September 24,
	2011	2010

Assets

Current assets:
Cash and cash equivalents	$6,171	$2,625
Accounts receivable, net of allowance for doubtful accounts of $96 and $106 at July 1, 2011 and September 24, 2010, respectively	24,090	27,973
Unbilled revenue	51,165	41,703
Prepaid expenses and other current assets	2,506	1,854
Income tax receivable	3,686	2,563
Deferred contract costs	5,568	8,077
Inventory	12,998	12,016
Total current assets	106,184	96,811

Restricted cash	1,003	1,001
Property and equipment, net	25,426	23,374
Goodwill	71,834	71,834
Intangible assets, net	18,608	21,955
Other assets	2,217	2,846
Total assets	$225,272	$217,821

Liabilities and Stockholders’ Equity

Current liabilities:
Short-term debt	$32,500	$28,000
Accounts payable	9,437	6,479
Accrued expenses	25,401	26,162
Deferred income taxes	8,655	8,655
Deferred revenues	18,614	14,812
Total current liabilities	94,607	84,108

Deferred rent, non-current	8,235	8,553
Deferred income taxes, non-current	3,464	3,464
Obligations under capital leases	3,435	4,181
Other non-current liabilities	968	991
Total liabilities	110,709	101,297

Stockholders’ equity:
Common stock, $.01 par value, 80,000,000 shares authorized, and 17,831,978 and 17,572,300 shares issued and outstanding at July 1, 2011 and September 24, 2010, respectively	179	176
Additional paid-in capital	74,566	70,528
Retained earnings	39,990	45,958
Accumulated other comprehensive loss	(172)	(138)
Total stockholders’ equity	114,563	116,524

Total liabilities and stockholders’ equity	$225,272	$217,821

The accompanying notes are an integral part of these condensed consolidated financial statements.

INTEGRAL SYSTEMS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(unaudited)

	Three Months Ended		Nine Months Ended
	July 1, 2011	June 25, 2010	July 1, 2011	June 25, 2010

Revenue:
Contract revenue	$36,565	$35,476	$113,015	$93,641
Product revenue	15,146	5,043	29,158	17,999
Software maintenance revenue	3,782	3,832	11,140	10,743
Total revenue	55,493	44,351	153,313	122,383

Cost of revenue:
Contract and software maintenance cost of revenue	30,763	28,817	94,785	67,819
Product cost of revenue	6,938	2,297	12,503	7,389
Total cost of revenue	37,701	31,114	107,288	75,208

Gross profit	17,792	13,237	46,025	47,175

Operating expense:
Selling, general & administrative	14,219	14,569	43,278	42,666
Research & development	2,707	3,717	8,562	7,218
Income (loss) from operations	866	(5,049)	(5,815)	(2,709)

Other income (expense), net	(631)	(347)	(2,814)	(449)

Income (loss) before income taxes	235	(5,396)	(8,629)	(3,158)

Income tax provision (benefit)	193	(1,595)	(2,661)	(708)

Net income (loss)	$42	$(3,801)	$(5,968)	$(2,450)

Comprehensive income (loss):
Cumulative currency translation adjustment	(122)	(206)	(34)	(642)

Total comprehensive income (loss)	$(80)	$(4,007)	$(6,002)	$(3,092)

Weighted average number of common shares:
Basic	17,788	17,554	17,696	17,477
Diluted	17,999	17,554	17,696	17,477

Net income (loss) per share:
Basic	$0.00	$(0.22)	$(0.34)	$(0.14)
Diluted	$0.00	$(0.22)	$(0.34)	$(0.14)

The accompanying notes are an integral part of these condensed consolidated financial statements.

INTEGRAL SYSTEMS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of dollars)

(unaudited)

	Nine Months Ended
	July 1, 2011	June 25, 2010

Cash flows from operating activities:
Net loss	$(5,968)	$(2,450)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	6,441	5,093
Amortization of deferred financing fees	803	240
Loss on disposal of fixed assets	8	6
Bad debt recovery	(10)	(1,041)
Stock-based compensation	2,073	2,131
Changes in operating assets and liabilities
Accounts receivable	3,321	17,259
Unbilled revenue	(9,452)	(6,004)
Prepaid expenses and other current assets	(1,144)	(853)
Deferred contract costs	2,508	(3,629)
Inventory	(981)	(2,977)
Income taxes	(1,116)	9,847
Accounts payable	2,965	(1,756)
Accrued expenses	445	(786)
Deferred revenue	4,531	4,497
Other	(342)	56
Net cash provided by operating activities	4,082	19,633

Cash flows from investing activities:
Acquisitions of property and equipment	(5,144)	(3,997)
Acquisition of CVG, Incorporated, net of cash received	—	(32,256)
Acquisition of Sophia Wireless, Incorporated	—	(2,500)
Net cash used in investing activities	(5,144)	(38,753)

Cash flows from financing activities:
Proceeds from line of credit borrowing	12,000	41,500
Repayment of line of credit borrowing	(7,500)	(11,811)
Payments on capital lease obligations	(811)	(702)
Deferred financing fees paid	(163)	(1,521)
Proceeds from issuance of common stock	926	460
Restricted cash deposit	(2)	(1,001)
Net cash provided by financing activities	4,450	26,925

Net increase in cash and cash equivalents	3,388	7,805
Effect of exchange rate changes on cash	158	(457)
Cash and cash equivalents - beginning of period	2,625	5,698
Cash and cash equivalents - end of period	$6,171	$13,046

Supplemental disclosures of cash flow information:
Income taxes paid	$159	$1,641
Interest expense paid	$2,144	$440

The accompanying notes are an integral part of these condensed consolidated financial statements.

1.                                      Description of Business

Integral Systems, Inc. (the “Company”, “we”, “us”, “our”, or “Integral Systems”) is a Maryland corporation incorporated in 1982. We apply almost 30 years of experience to providing integrated technology solutions for the aerospace and communications markets. Customers rely on the Integral Systems family of solution providers (Integral Systems, Inc., Integral Systems Europe, Lumistar, Inc., Newpoint Technologies, Inc., RT Logic, Integral Systems’ SATCOM Solutions Division, and SAT Corporation) to deliver products, systems, and services on time and on budget.

Our expert teams design and deliver innovative solutions combining customized products and services to address the specific needs of our customers. Integral Systems solutions include: command and control, signal processing and data communications, enterprise network management, and communications information assurance. We have developed and we own many of the key technologies used in our solutions. By controlling these pivotal technologies.

Since our founding in 1982, we have supported more than 250 satellite missions for both commercial and government customers who perform communications, science, meteorology, and earth resource applications, and our systems are utilized worldwide. Our products support more than 75% of the commercial geostationary satellite operators and support over 80% of U.S. space missions. We integrate leading edge technologies, algorithms, and integration processes and a commercial model to bring efficiencies into the government market, which is our largest source of revenue.

2.                                      Basis of Presentation

The interim financial statements include the results of Integral Systems, and our wholly owned subsidiaries, SAT Corporation (“SAT”), Newpoint Technologies, Inc. (“Newpoint”), Real Time Logic, Inc. (“RT Logic”), Lumistar, LLC (“Lumistar”), Integral Systems Europe S.A.S. (“ISI Europe”), CVG, Inc., and Integral Systems Europe Limited (“ISE Limited”). All significant intercompany transactions have been eliminated in consolidation.

Our fiscal year end date is the last Friday of September of each year, resulting in Fiscal Year 2010 ending on September 24, 2010. Fiscal Year 2011 will end on September 30, 2011. It is our practice to close our books and records on the Friday prior to the calendar quarter-end for interim periods (the thirteenth week in the calendar quarter) to align our financial closing with our business processes. Because Fiscal Year 2011 will include 53 weeks, the first quarter had a 14 week duration and ended on December 31, 2010. We do not believe this materially affects the comparability of the results of operations presented.

During the third quarter of Fiscal Year 2010, we reflected reclassifications of certain expenses previously reported as cost of revenue to selling, general and administrative expense. This reclassification has been reflected in the results for the three and nine months ended June 25, 2010 included in this interim condensed consolidated financial statements. These reclassifications consist of the presentation of costs associated with development, enhancement, and support of our licensed EPOCH Integrated Product Suite, costs associated with our idle and unoccupied facility space, and overhead expenses. The research and development expenses incurred in the development of new products for our EPOCH Integrated Product Suite are now being classified as selling, general, and administrative expense. Costs associated with our previously idled and unoccupied facilities in Lanham, Maryland and previously unoccupied space in our Columbia, Maryland facility were classified as selling, general, and administrative expense. A portion of our overhead expenses is now being allocated to selling, general, and administrative expense to be consistent with standard United States government contract accounting practices. All of these costs were previously included in cost of revenue. The total amount of costs reclassified to selling, general, and administrative expense was $3.4 million relating to the three months ended June 25, 2010 and resulted in a net income effect of $0 during the nine months ended June 25, 2010. In addition to these changes, we also modified the allocation of selling, general, and administrative expense incurred by our corporate support functions to our three segments to align with standard United States government contract accounting practices. These reclassifications did not impact revenue, income from operations, net income, or earnings per share for the three and nine months ended June 25, 2010. We have also reclassified certain amounts to conform with the presentation for the three and nine months ended July 1, 2011.

The information as of July 1, 2011 and for the three and nine months ended July 1, 2011 and June 25, 2010 is unaudited. The condensed consolidated balance sheet as of September 24, 2010 was derived from the Company’s audited consolidated financial statements at that date.  The results have been prepared in accordance with the instructions to Form 10-Q and do not necessarily include all information and footnotes necessary for presentation in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”). Accordingly, they do not include all of the information and notes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three and nine months ended July 1, 2011 are not necessarily indicative of the results that may be expected for Fiscal Year 2011.

The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and judgments that affect certain reported amounts of assets and liabilities, and changes therein, disclosure of contingent assets and liabilities, and revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

3.                                      Accounts Receivable, Unbilled Revenue, and Deferred Revenue

Accounts receivable are recorded at the amount invoiced and generally do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses from the existing accounts receivable. We had an allowance for doubtful account balance of $0.1 million as of July 1, 2011 and September 24, 2010, respectively.

Unbilled revenue represents amounts recognized as revenue that have not been billed. Unbilled revenue was $52.0 million as of July 1, 2011 of which $51.2 million is expected to be collected in the next 12 months. As of July 1, 2011, unbilled revenue that is not expected to be collected within the next 12 months, in the amount of $0.8 million, is included in other assets in our consolidated balance sheet. Unbilled revenues were equal to $42.5 million as of September 24, 2010 of which $41.7 million is expected to be collected in the next 12 months. As of September 24, 2010, unbilled revenues that will not be collected within the next 12 months in the amount of $0.8 million are included in other assets in our consolidated balance sheets.

Revenue from our Military & Intelligence Group segment’s cost-plus contracts is driven by pricing based on costs incurred to perform services under contracts with the U.S. government. Cost-based pricing is determined under the Federal Acquisition Regulation, which provides guidance on the types of costs that are allowable in establishing prices for goods and services and allowability and allocability of costs to contracts under U.S. government contracts. Allocable costs are billed to the U.S. government based upon approved billing rates. We have incurred allocable costs we believe are allowable and reimbursable under our cost-plus contracts that are higher than the approved billing rates. If we receive approval and obtain funding for our actual incurred allocable costs, we will be able to bill these amounts.

As of July 1, 2011, we have recognized $12.1 million in revenue in excess of funding, of which $6.9 million is in excess of contract value on our Military & Intelligence Group segment’s cost-plus contracts with the United States Air Force. These amounts are considered at-risk revenue. The revenue in excess of funding and revenue in excess of contract value result from recognition of estimated award fees and higher indirect rates than originally planned. Based on discussions with our customers, we believe this amount is fully realizable and that the funding will be forthcoming. We historically have not had any issues obtaining funding.

On our Military & Intelligence Group cost-plus contracts, we have a revenue rate reserve of $6.9 million that is included in our unbilled balance. This revenue rate reserve relates to costs for which ultimate reimbursement is uncertain. These costs are subject to audit by the DCAA; therefore, revenue recognized on our cost-plus contracts is subject to adjustment upon audit by DCAA. The DCAA’s Report on Audit of Post Award Accounting Systems (the “Accounting Systems Audit Report”), issued in the fourth quarter of Fiscal Year 2010, is discussed in detail below.  Based on ongoing negotiations with the DCAA, in the third quarter of Fiscal Year 2010, we changed the method of allocating certain expenses, and the DCAA approved our Fiscal Year 2010 provisional billing rates. Subsequently, the DCAA indicated that the methodology adopted for the 2010 rates should be applied to the cost incurred rates for Fiscal Years 2008 and 2009 as applied to government contracts. As a result, during the three months ended June 25, 2010, we increased our revenue rate reserve for work performed on U.S. government contracts during Fiscal Years 2008 and 2009 by $2.7 million, which is in addition to the $3.9 million revenue rate reserve recognized in Fiscal Year 2009.  During the three months ended December 31, 2010, we increased our revenue rate reserve by $0.3 million, bringing the total reserve to $6.9 million.

In the fourth quarter of Fiscal Year 2010, the DCAA formally issued the Accounting Systems Audit Report, which found, as of January 27, 2010, our accounting system to be inadequate and identified certain significant deficiencies in our accounting systems, controls, policies and procedures. As a result of this determination, under the Federal Acquisition Regulation our administrative contracting officers are required to consider, with respect to cost-plus contracts, whether it is appropriate to suspend a percentage of progress payments or reimbursement of costs proportionate to the estimated cost risk to the U.S. government, considering audit reports or other relevant input, until we submit a corrective action plan acceptable to the contracting officers and correct the deficiencies. We have submitted a corrective action plan and we are executing the implementation of the corrective actions. We have not received any indication from any of our contracting officers that the corrective action plan is not acceptable. In addition, in order for us or any other entity to be awarded any new cost-plus contract, the administrative contracting officer must determine that such entity has the necessary operating and accounting controls to be determined “responsible” under the Federal Acquisition Regulation. We are working diligently to resolve these accounting deficiencies and believe that they will be successfully resolved. However, the Accounting Systems Audit Report has the potential to materially adversely impact our ability to obtain future cost-plus contracts from the U.S. government, could result in certain payments under existing cost-plus contracts being delayed or suspended, and the DCAA could, as a result of a subsequent audit, reduce the billing rates that it has provisionally approved, causing us to refund a portion of the amounts we have received with respect to cost-plus contracts.

Deferred revenue represents amounts billed and collected for contracts in progress for which revenue has not been recognized and is reflected as a liability. Revenue will be recognized when revenue recognition criteria are met.

4.                                      Inventory

Inventories consist primarily of raw materials and work-in-process (which include raw materials and direct labor). Inventories are valued at the lower of cost or market. We determine cost on the basis of the weighted average cost or first-in-first-out method. Inventory consists of the following:

	July 1, 2011	September 24, 2010
	(in thousands of dollars)
Finished Goods	$424	$374
Work-in-process	2,443	1,341
Raw Materials	10,131	10,301
Total	$12,998	$12,016

5.                                      Goodwill

Based on our annual impairment test as of June 26, 2010, we had one reporting unit, Lumistar, for which the goodwill has been determined to be at risk (i.e., there is a reasonable possibility that the reporting unit might fail a future step one impairment test). The estimated fair value of equity of the Lumistar reporting unit as of June 26, 2010 was approximately 10% higher than its carrying value. Accordingly, a step two impairment test was not performed to determine the amount of any goodwill impairment. The amount of goodwill allocated to this reporting unit was $10.3 million.

The fair value of the Lumistar reporting unit was estimated principally based on the discounted cash flow method and the guideline public company method. The discounted cash flow method was applied by applying an estimated market-based discount rate to the projected after-tax cash flows for the reporting unit. The guideline public company method was applied by applying an estimated market-based multiple to the reporting unit’s estimated earnings before interest, taxes, depreciation, and amortization (“EBITDA”). The key assumptions that drive the estimated fair value of the reporting unit include expected future sales and margins, expected future growth rates of sales and expenses, and market based inputs for discount rates and EBITDA multiples.

We acknowledge the uncertainty surrounding the key assumptions that drive the estimated fair value of the Lumistar reporting unit. Any material negative change in the fundamental outlook for the Lumistar reporting unit, its industry or the capital market environment could cause the reporting unit to fail step one. Accordingly, we will be monitoring events and circumstances each quarter (prior to the annual testing date) to determine whether an additional goodwill impairment test should be performed. If the Lumistar reporting unit were to fail the step one test, the goodwill impairment would be the difference between the fair value of the reporting unit and its carrying value because the reporting unit does not carry any intangible asset balances that must be considered in step two when computing the fair value of goodwill. We reviewed the internal and external factors affecting the assumptions that drive the fair value of the Lumistar reporting unit as of July 1, 2011. Based on this review, we did not identify any triggering event as defined in Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 350 - Intangibles — Goodwill and Other since June 26, 2010, and we have concluded that no further impairment testing was necessary as of July 1, 2011.

6.                                      Revenue

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the purchase price is fixed or determinable, and collectability is reasonably assured. We earn revenue from three types of arrangements: (1) contracts that include software, hardware and engineering services to build satellite ground and communications equipment and systems; (2) software and services (typically post-contract support services (“PCS”)); and (3) software only sales. Typically contracts are cost-plus fixed fee or award fee, fixed fee, or time and material contracts.

Software license arrangements that include significant modification and customization of the software are generally included in our contract services revenue, which is recognized using the percentage-of-completion method. Under the percentage-of-completion method, management estimates the percentage of completion based upon the costs incurred as a percentage of the total estimated costs to complete. When total cost estimates exceed revenue, we accrue for the estimated losses immediately. The use of the percentage-of-completion method requires significant judgment relative to estimating total contract revenue and costs, including assumptions relative to the length of time to complete the project, the nature and complexity of the work to be performed, and anticipated changes in estimated salaries and other costs.

Incentives and award payments are included in estimated total contract value used in the percentage-of-completion method when the realization of such amounts is deemed probable upon achievement of certain defined goals. Estimates of total contract revenue and costs are continuously monitored during the terms of the contracts and are subject to revision as the contracts progress. When revisions in estimated contract revenue and costs are determined, such adjustments are recorded in the period in which they are first identified. Revenue arrangements entered into with the same customer are accounted for on a combined basis when they: (i) are negotiated as a package with an overall profit margin objective; (ii) essentially represent an agreement to do a single project; (iii) involve interrelated activities with substantial common costs; and (iv) are performed concurrently or sequentially. When we enter into multiple-element software arrangements, which may include any combination of hardware, software or services, we allocate the total revenue to be earned under the arrangement among the various elements based on their relative fair value. For software, and elements for which software is essential to the functionality, the allocation is based on vendor-specific objective evidence (“VSOE”) of fair value for multiple-element software arrangements entered into prior to September 25, 2010. VSOE of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately, and for software license updates and software support services it is based upon the rates when renewed. There may be cases in which there is VSOE of fair value of the undelivered elements but no such evidence for the delivered elements. For arrangements such as those that are entered into prior to Fiscal Year 2011, the residual method is used to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered elements equals the total arrangement consideration less the aggregate VSOE of fair value of the undelivered elements. We have established VSOE on our PCS and recognize revenue on this element on a straight-line-basis over the period of performance. We recognize revenue on delivered elements only if: (i) any undelivered products or services are not essential to the functionality of the delivered products or services; (ii) we have an enforceable claim to receive the amount due in the event we do not deliver the undelivered products or services; (iii) there is evidence of the VSOE of fair value for each undelivered product or service; and (iv) the revenue recognition criteria otherwise have been met for the delivered elements. Otherwise, revenue on delivered elements is recognized when the undelivered elements are delivered.

In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition: Multiple-Deliverable Revenue Arrangements which amends ASC 605 - Revenue Recognition (“ASC 605”). This requires companies to allocate revenue in multiple-element arrangements based on an element’s estimated selling price if vendor-specific or other third party evidence of value is not available. The new guidance is to be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. We adopted this guidance at the beginning of our Fiscal Year 2011.

In October 2009, the FASB ratified ASU 2009-14 - Applicability of AICPA Statement of Position 97-2 to Certain Arrangements that Include Software Elements, which amends ASC 985-605, Software — Revenue Recognition, such that tangible products, containing both software and non-software components that function together to deliver the tangible product’s essential functionality, are no longer within the scope of ASC 985-605. It also amends the determination of how arrangement consideration should be allocated to deliverables in a multiple-deliverable revenue arrangement. The new guidance is to be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. We adopted this guidance at the beginning of our Fiscal Year 2011.

For multiple-deliverable revenue arrangements that have been entered into or that have been materially modified since September 25, 2010, we allocate the total revenue to be earned under the arrangement among the various elements based on their relative fair value. We have determined that we generally have two elements in our contracts: hardware and software combined and services, typically in the form of PCS. The fair value of each element is determined based on VSOE, which we have established for the PCS element, and estimated selling price for the hardware and software element because third-party evidence of fair value is not readily available. The estimated selling price is determined based on prices at which we have regularly sold the hardware and software, which is based upon an internal price list. Hardware and software elements are generally delivered within six to nine months from the date the order is placed, and PCS will begin upon either delivery or customer acceptance of the hardware and software element, based on the terms specified in the arrangement. Revenue is recognized upon delivery or customer acceptance of the hardware and software element unless this element requires significant modification and customization of the software. Revenue is recognized using the percentage-of-completion method if the element requires significant modification and customization of the software. The adoption of ASU 2009-13 did not modify the timing of revenue recognition of either element when VSOE of PCS had been established, nor did it modify the number or nature of elements identified, but it did modify the fair value assigned to each element as we no longer apply the residual method to allocate the arrangement consideration. We previously deferred revenue recognition on products for which we had not established VSOE on PCS until delivery or customer acceptance of the hardware and software element. Because we have adopted ASU 2009-13, revenue is now recognized upon either delivery or customer acceptance of the hardware and software element if there is no significant modification and customization of the software, or using the percentage-of-completion method if the element requires significant modification and customization of the software. The impact of adopting ASU 2009-13 increased our revenue by $4.65 million and gross profit by $2.06 million for the three months ended July 1, 2011 and increased our revenue by $5.19 million and gross profit by $2.49 million for the nine months ended July 1, 2011, primarily in the Product Group, that would have been deferred under ASC 605.

Revenue on cost-plus-fee contracts is recognized to the extent of costs incurred plus an estimate of the applicable fees earned. We consider fixed fees under cost-plus-fee contracts to be earned in proportion to the allowable costs incurred in performance of the contract.

Revenue for general services or non-software product sales is recognized as work is performed or products are delivered and amounts are earned in accordance with ASC 605-10 - Revenue Recognition- Overall. We consider amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable and collectability is reasonably assured. Depending on the specific contractual provisions and nature of the deliverable, revenue may be recognized on a straight-line-basis over the service period, on a proportional performance model based on level of effort, as milestones are achieved, or when final deliverables/products have been delivered. Revenue arrangements entered into with the same customer that are accounted for under ASC 605-10 are accounted for on a combined basis when they are entered into at or near the same time or if contemplated together unless it is clearly evident that the contracts are not related to one another.

Revenue includes reimbursements of travel and out-of-pocket expenses with equivalent amounts of expense recorded in other direct contract expenses. In addition, we generally enter into relationships with subcontractors where we maintain a principal relationship with the customer. In such instances, reimbursement of subcontractor costs is included in revenue with offsetting expenses recorded in other direct contract expenses.

7.                                      Net Income (Loss) per Share

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period plus shares to be issued under our Employee Stock Purchase Plan. Diluted net income (loss) per share is calculated by dividing net income (loss) by the diluted weighted-average common shares, which reflects the potential dilution of stock options. The reconciliation of amounts used in the computation of basic and diluted net income per share consists of the following:

	Three Months Ended		Nine Months Ended
	July 1, 2011	June 25, 2010	July 1, 2011	June 25, 2010
	(in thousands, except for per share amounts)
Numerator:
Net income (loss)	$42	$(3,801)	$(5,968)	$(2,450)

Denominator:
Shares used for basic earnings per share - weighted-average shares	17,788	17,554	17,696	17,477

Effect of dilutive securities:
Employee stock options	211	—	—	—

Shares used for diluted earnings per share-adjusted weighted-average shares and assumed conversions	17,999	17,554	17,696	17,477

Net income per share:
Basic earnings (loss) per share	$0.00	$(0.22)	$(0.34)	$(0.14)
Diluted earnings (loss) per share	$0.00	$(0.22)	$(0.34)	$(0.14)

Outstanding options to purchase shares of our common stock in the amounts of 0.5 million shares as of July 1, 2011 and 1.8 million shares as of June 25, 2010 were not included in the computation of diluted net income (loss) per share because the effect would have been anti-dilutive.

8.                                      Credit Facilities

Line of Credit

On March 5, 2010, we entered into a Credit Agreement (the “Credit Agreement”), among us, certain of our subsidiaries, the lenders from time to time party thereto, and Bank of America, N.A. (“Bank of America”), as Administrative Agent, Swing Line Lender and L/C Issuer. The Credit Agreement provides for a $55 million senior secured revolving credit facility (the “Facility”), including a sub-facility of $10 million for the issuance of letters of credit. The proceeds of the Facility were used to (i) finance, in part, the acquisition of CVG-Avtec, and all related transactions, (ii) pay fees and expenses incurred in connection with such acquisition and all related transactions, (iii) repay amounts outstanding in respect of our previous credit facility with Bank of America, which was terminated concurrently with entry into the Credit Agreement, and (iv) provide ongoing working capital and for other general corporate purposes. The Facility expires on March 5, 2013. As a result of our subsequent entry into the Amendment and Waiver, dated December 8, 2010, described below, availability under the Facility was reduced to $44 million, and as a result of the 2011 Forbearance Agreement described below, availability was further reduced to $40 million.

The Facility is secured by a lien on substantially all of our assets and those of our domestic subsidiaries, including CVG-Avtec and its subsidiaries, and all of such subsidiaries are guarantors of the obligations of the Company under the Credit Agreement. Any borrowings under the Facility originally accrued interest at the London Inter-Bank Offering Rate (“LIBOR”), plus a margin of 3% to 4% depending on our consolidated ratio (the “Leverage Ratio”) of funded debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”); however, as a result of the entry into the 2011 Forbearance Agreement, effective as of May 9, 2011, the interest margins under the Facility were increased to 6% over LIBOR until June 30, 2011 and 8% over LIBOR thereafter. The Credit Agreement requires us to comply with specified financial covenants, including the maintenance of a maximum Leverage Ratio, a minimum asset coverage ratio (measured based on the ratio of certain accounts receivable to credit agreement outstandings) (the “Asset Coverage Ratio”), and a minimum fixed charge coverage ratio (measured based on the ratio of EBITDA to interest payments and other fixed charges) (the “Fixed Charge Coverage Ratio”).

We are required to pay a quarterly fee on the committed unused amount of the facility, at a rate of 0.50% of the unused commitment amount per annum. As of July 1, 2011, we had $36.0 million outstanding in loans and letters of credit under the Facility. The Credit Agreement contains customary covenants, including affirmative covenants that require, among other things, certain financial reporting by us, and negative covenants that, among other things, restrict our ability to incur additional indebtedness, pay cash dividends, incur encumbrances on assets, reorganize, consolidate or merge with any other company, and make acquisitions and stock repurchases. The Credit Agreement contains events of default, including a cross-default to other indebtedness of the Company.

The availability of loans and letters of credit under the Facility is subject to customary conditions, including the accuracy of certain representations and warranties of the Company and the absence of any continuing default under the Credit Agreement. Under the 2011 Forbearance Agreement described below, we have no right to borrow additional amounts under the Facility, except as agreed by the lenders, until the existing defaults are cured or waived.

As of June 25, 2010, we were in default of the financial covenants under the Credit Agreement. On August 3, 2010, a waiver under the Credit Agreement was entered into pursuant to which the requirement to comply with the Leverage Ratio covenant for the quarter ended March 26, 2010 was permanently waived, along with the requirements to comply with all of the financial ratios for the quarter ended June 25, 2010 and for any future date prior to September 8, 2010. This waiver was subsequently extended to waive compliance with the financial ratios for each date through September 21, 2010. The extended waiver expired on September 21, 2010, and at that time we were again in default of the financial covenants under the Credit Agreement. However, a forbearance agreement was entered into with the Credit Agreement lenders effective as of September 21, 2010 with respect to these defaults (the “2010 Forbearance Agreement”), which agreement prohibited any exercise of remedies by the lenders as a result of such defaults and made certain other modifications to the Facility terms. The 2010 Forbearance Agreement expired on November 1, 2010. On December 8, 2010, we entered into an Amendment and Waiver with our Credit Agreement lenders (the “Amendment and Waiver”) that, among other things, waived all existing financial covenant defaults and modified the terms of the financial covenants, including setting new financial covenant compliance levels, for current and future periods. As of the quarter ending July 1, 2011, we were in default of the financial covenants in the Credit Agreement with respect to the Leverage Ratio, the Fixed Charge Coverage Ratio, and the Asset Coverage Ratio.

As of May 9, 2011 we entered into a new forbearance agreement with the lenders under the Credit Agreement (the “2011 Forbearance Agreement”) pursuant to which the lenders agreed to forbear from exercising remedies with respect to the existing Events of Default until June 30, 2011 and to make certain other modifications to the Facility terms, including a new covenant requiring the Company and its domestic subsidiaries to have at least $3,000,000 in cash as of May 31, 2011. The debt was subsequently paid in full at July 27, 2011 as part of the Merger with Kratos Defense & Security Solutions, Inc. Refer to Note 13 for details.

Capital Equipment Lease Facility

We have a master lease agreement and had a progress payment agreement for a capital equipment lease facility (the “facility”) with Banc of America Leasing & Capital, LLC (“BALC”). Under this facility, we could borrow up to $7.0 million for the purchase of new furniture, fixtures and equipment (“new assets”).  Initially, under the progress payment agreement, BALC would advance funding for new assets. The utilization expiration date under this progress payment agreement was September 30, 2009, for advance funding on new assets. No principal payments were due on the advance funding borrowings, and interest accrued at one-month LIBOR, plus 1.5%, payable monthly in arrears. We had capital lease obligations of $4.4 million and $5.2 million, respectively, as of July 1, 2011 and September 24, 2010, and no advance payments outstanding from BALC under the progress payment agreement. The lease term is 72 months from the lease commencement date, with monthly rent payments (representing the payment of principal and interest on the borrowed amount) calculated based on a lease rate factor as defined under the facility. The lease rate factor is based on the three-year swap index as quoted in the Bloomberg Daily Summaries as of the lease commencement date, plus an increase of 0.75% effective January 1, 2011.  The facility was subsequently closed and paid in full at July 27, 2011 as part of the Merger with Kratos Defense & Security Solutions, Inc.  Refer to Note 13 for details.

9.                                      Commitments and Contingencies

Operating Lease

On June 6, 2008, we entered into a material lease agreement for property located at 6721 Columbia Gateway Drive in Columbia, Maryland, which is now our corporate headquarters. We relocated our corporate headquarters from its previous location in Lanham, Maryland, in May 2009. The lease term is for 11 years; the facility has approximately 131,450 rentable square feet and has an initial $28 per square foot annual lease cost, with annual escalations of approximately 2.75% to 3.00%. We received a $7.4 million allowance for costs to build out this facility to our specifications and a $1.9 million incentive, which approximates the rent obligation for our Lanham, Maryland facility for twenty two months. These lease incentives are being amortized as a reduction of rental expense over the lease term. As a result of moving our headquarters to the Columbia,

Maryland property in May 2009, we vacated part of our leased space in Lanham, Maryland, and we recorded an estimated loss for the period of vacancy. In determining our liability related to excess facility costs, we are required to estimate such factors as vacancy rates for comparable space in the vicinity, the time required to sublet properties, and prevailing sublease rates for comparable space in the vicinity. These estimates are reviewed quarterly based on known real estate market conditions and the credit-worthiness of subtenants and may result in revisions to the liability from time to time. On September 29, 2010, we signed a sublease agreement for one of our two leased spaces in Lanham, Maryland. The sublessee occupies approximately 46,700 rentable square feet in the office building located at 5000 Philadelphia Way, Lanham, Maryland. The term of this sublease commenced on October 1, 2010 and ends on October 31, 2015 and the sublease has an initial $4.28 per square foot annual lease cost, with annual escalation of 3%.

On February 8, 2011, we signed a sublease agreement for a portion of our corporate headquarters located at 6721 Columbia Gateway Drive in Columbia, Maryland. Our landlord gave its consent to the sublease on February 8, 2011. The premises subleased will be tendered in several stages with the final portion tendered on or about July 5, 2011. The total square footage tendered is approximately 83,000 rentable square feet. The initial term of the sublease will be five years, subject to extension at the option of the sublessee. The rent payable by the sublessee is $27.25 per rentable square foot subject to annual escalation of 3% commencing in 2012. We have recognized a loss on this sublease of $1.1 million based on the lease obligation exceeding the sublease rental income for the duration of the sublease period and recognized a $0.4 million charge related to the adjustment of the deferred rent. The sublessee has a one-time right to terminate this sublease during the initial term on October 31, 2015. The sublease agreement provides an option for the sublessee to sublease the remaining portion of the building and for the sublessee to extend the term of the sublease for substantially all of the remaining initial term of our lease of the building. If the sublease is extended, the base rent for the renewal term will be 103% of the annual lease cost being paid by the sublessee during the fifth year of the sublease.

On or about July 1, 2011, we reoccupied our leased facility located at 5200 Philadelphia Way in Lanham, Maryland.  We had previously intended to sublease this facility and recorded an estimated lease loss associated with this facility. This estimated lease loss liability is no longer required, therefore we have reflected a reduction in selling, general and administrative expense of $1.9 million in the second quarter of Fiscal Year 2011.

Our estimated sublease loss reserve is as follows (in thousands):

Balance as of September 24, 2010	$4,256
Accretion expense	(420)
Adjustment of estimate, net	(782)

Balance as of July 1, 2011	$3,054

Litigation, Claims, and Assessments

We are subject to various legal proceedings and threatened legal proceedings from time to time. We are not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, management believes would have a material adverse effect on our business, results of operations, financial condition, or cash flows.

On March 1, 2007, we learned that the Securities and Exchange Commission (the “SEC”) had issued a formal order of investigation regarding the Company, and subsequently certain of our then officers received subpoenas in connection with the investigation. The investigation by the SEC and a related inquiry by NASDAQ included questions as to whether Gary A. Prince was acting as a de facto executive officer of the Company prior to his promotion to the position of Executive Vice President and Managing Director of Operations of the Company in August 2006. The investigation and inquiry also included questions as to whether Mr. Prince was practicing as an accountant before the SEC while an employee of the Company. Mr. Prince agreed with the SEC in 1997 to a permanent injunction barring him from practicing as an accountant before the SEC, as part of a settlement with the SEC related to Mr. Prince’s guilty plea to charges brought against him for conduct principally occurring in 1988 through 1990 while he was employed by Financial News Network, Inc. and United Press International. In March 2007, we terminated the employment of Mr. Prince. Under the supervision of a Special Committee established by the Board, the Company also took other remedial action and provided full cooperation to the SEC in the investigation.

On July 30, 2009, the SEC and the Company each announced that a final administrative settlement had been reached concluding the SEC’s investigation as to the Company. Under the administrative settlement the Company, without admitting or denying the SEC’s findings, consented to a “cease and desist” order requiring future compliance with certain provisions of the Securities Exchange Act and the SEC Exchange Act rules. The order did not require the Company to pay a monetary penalty.

The SEC states in the order that in determining to accept the settlement it considered both the remediation efforts promptly undertaken by the Company, and the cooperation the SEC staff received from the Company. Shortly after the settlement with the SEC, representatives of the Company met with various officials at NASDAQ. As a result of that meeting the Company learned that the NASDAQ inquiry had been closed out with no actions required of the Company.

In conjunction with its announcement of the administrative settlement, the SEC also disclosed that it was instituting separate civil actions against Mr. Prince and two other former officers of the Company. The Company has indemnification obligations to these individuals pursuant to the terms of separate Indemnification Agreements entered into with each of them effective as of December 4, 2002, and pursuant to the Company’s bylaws. The indemnification agreements each provide that, subject to certain terms and conditions, the Company shall indemnify the individual to the fullest extent permissible by Maryland law against judgments, penalties, fines, settlements and reasonable expenses actually incurred in the event that the individual is made a party to a legal proceeding by reason of his or her present or prior service as an officer or employee of the Company, and shall also advance reasonable litigation expenses actually incurred subject to, among other conditions, receipt of a written undertaking to repay any costs or expenses advanced if it shall ultimately be determined that the individual has not met the standard of conduct required for indemnification under Maryland law. The Company’s bylaws contain similar indemnification provisions. The Company’s obligations under the indemnification agreements and bylaws are not subject to any monetary limit. In prior periods the Company advanced legal fees and costs incurred by the three individuals in connection with the SEC investigation up to the deductible limit under the Company’s applicable directors and officers liability insurance policy. Subsequent fees and costs have been paid directly by the insurance carrier. One of these individuals is now deceased. The Company anticipates that legal fees and expenses incurred by the two remaining individuals in connection with the civil litigation will continue to be paid for by the insurance carrier, up to the policy limits. In the event that such fees and expenses exceed the remaining insurance policy limits, the Company will be obligated to advance any amounts in excess of the insurance policy limits.

10.                               Stockholders’ Equity Transactions

Effective October 15, 2008, we established the Integral Systems Employee Stock Purchase Plan. The Employee Stock Purchase Plan permits contributions by eligible employees. The maximum percentage of an employee’s contribution cannot exceed 10% of gross salary. The purchase price per share at which shares are purchased under the Employee Stock Purchase Plan is 85% of the fair-market value of our common stock. A maximum of 1,800,000 shares of our common stock may be purchased under the Employee Stock Purchase Plan. During the nine months ended July 1, 2011, we issued 120,416 shares under this plan.

A summary of the changes in stockholders’ equity is provided below (in thousands):

	Nine Months Ended July 1, 2011	Nine Months Ended June 25, 2010
Stockholders’ equity at beginning of period	$116,524	$115,003
Comprehensive income:
Net income (loss)	(5,968)	(2,450)
Foreign currency translation	(34)	(642)
Total comprehensive income	(6,002)	(3,092)
Additional paid-in-capital from issuance of common stock	—	—
Stock-based compensation	2,073	2,132
Employee stock purchase plan and restricted stock units settled in cash	1,042	718
Exercise of stock options and warrants	926	460
Stockholders’ equity at end of period	$114,563	$115,221

11.                               Business Segments

We are organized and report financially in three operating segments: Military & Intelligence Group, Civil & Commercial Group, and Products Group. We evaluate the performance of our three operating segments based on operating income. Non-operating income and expense and income tax provision (benefit) are not allocated to our operating segments. The following is a brief description of each segment:

Military & Intelligence Group - This segment provides tailored commercial-off-the-shelf (“COTS”) ground systems products and services to U.S. military agencies and the intelligence community, providing systems engineering and solutions based on our commercial products for government applications. Its primary customer is the U.S. Air Force.  Included in this segment are the results of Integral Systems Service Solutions (“IS3”). In the second quarter of Fiscal Year 2010, we launched IS3, a new services business unit, to provide SATCOM Network Operations (“NetOps”) services as part of a broader planned Global Managed Network Services offering. IS3 harnesses the core capabilities of Integral Systems’ wide array of SATCOM and Enterprise Network Management products into a subscription-based business model.

Civil & Commercial Group - This segment provides ground systems products and services to commercial enterprises and international organizations. It consists of the following:

•                  Tailored COTS ground systems products and services for commercial applications and civilian agencies of the U.S. government such as National Aeronautics and Space Administration, National Oceanic and Atmospheric Administration (“NOAA”), and The United States Geological Survey and

•                  We have two foreign wholly-owned subsidiaries, Integral ISI Europe and ISE Limited. ISI Europe, in Toulouse, France, serves as the focal point for our ground systems business in Europe, the Middle East, and Africa for command and control, signal monitoring, interference detection and geolocation, and network management using the Integral Systems family of products. ISE Limited, in Gateshead, United Kingdom, provides antenna systems and network integration capabilities to address telemetry, tracking, and control and earth systems integration for antenna and network systems and broadcast antenna and network systems in the global markets.

Products Group — This segment provides commercially available products to address the satellite and airborne platform ground system infrastructure market. It is our largest segment in terms of revenue. It consists of the following wholly-owned subsidiaries:

•                  RT Logic: RT Logic designs and builds innovative, cost-effective satellite ground system signal processing systems under the Telemetrix® brand, primarily for military applications. This equipment is used in satellite tracking stations, control centers, spacecraft factories, and military range operations. RT Logic also markets our satID product line. satID products are used to geolocate the source of satellite interference, jamming, and unauthorized use to ensure quality of satellite service.

•                  Lumistar: Lumistar is a wholly-owned subsidiary of RT Logic and provides system level and board level telemetry products for airborne communications systems.

•                  SAT: SAT offers a range of software products and turnkey systems for monitoring and detecting signal interference on satellite signals and terrestrial communications.

•                  Newpoint: Newpoint offers an integrated suite of monitor and control and network management products for managing communications infrastructure, remote sites, and portable terminals — including satellite, terrestrial, internet, and broadcast customers.

•                  SATCOM Solutions: SATCOM Solutions incorporates the operations of CVG-Avtec and the assets of Sophia Wireless, which were acquired on March 5, 2010 and April 27, 2010, respectively. SATCOM Solutions provides secure, satellite-based communication solutions to government and commercial markets and offers integrated ground systems infrastructure solutions for satellite communications, payload data processing, simulation and testing for military, intelligence, government, and commercial programs worldwide.

Our structure allows us to address a wide variety of customer needs from complete turnkey installations to targeted technology insertions into existing systems. This provides us with the ability to capture margins at each point in the value chain — from products to solutions — driving a consolidated margin that we believe is higher than traditional system integrators.

Summarized financial information by business segment is as follows:

	Three Months Ended		Nine Months Ended
	July 1, 2011	June 25, 2010	July 1, 2011	June 25, 2010
	(in thousands of dollars)
Revenue:
Military & Intelligence Group	$17,127	$14,200	$55,182	$45,016
Civil & Commercial Group	6,024	6,522	19,454	18,585
Products Group	33,999	25,764	86,843	63,495
Elimination of intersegment sales	(1,657)	(2,135)	(8,166)	(4,713)
Total revenue	55,493	44,351	153,313	122,383

Income (loss) from operations:
Military & Intelligence Group	(378)	(2,177)	(1,996)	(454)
Civil & Commercial Group	133	(372)	142	909
Products Group	1,111	(2,500)	(3,961)	(3,164)
Total income (loss) from operations	866	(5,049)	(5,815)	(2,709)

Other income (expense), net	(631)	(347)	(2,814)	(449)
Income (loss) before income taxes	235	(5,396)	(8,629)	(3,158)
Income tax provision (benefit)	193	(1,595)	(2,661)	(708)
Net income (loss)	$42	$(3,801)	$(5,968)	$(2,450)

12.                               Income Taxes

Our provision for income taxes is determined using an estimate of our annual effective tax rate for each of our legal entities. Accordingly, we have estimated our annual effective tax rate for the fiscal year and applied that rate to our income before taxes in determining our tax expense for the nine months ended July 1, 2011. Non-recurring and discrete items that impact tax expense are recorded in the period incurred.

We account for uncertainty of our income taxes based on a “more-likely-than-not” threshold for the recognition and derecognition of tax positions, which includes the accounting for interest and penalties relating to tax positions. Interest and penalties are included in our income tax provision or benefit. We recorded an income tax liability (including interest) of $0.2 million as of July 1, 2011 and $0.4 million as September 24 2010, respectively, related to uncertain tax positions.

The entire remaining balance of unrecognized tax benefits, if recognized, would impact the effective tax rate. Over the next 12 months, we do not anticipate that any of the amount of the liability for unrecognized tax benefits will be reversed. The amount of interest expense and penalties related to the above unrecognized tax benefits was $0.1 million, net of the federal tax benefit, as of July 1, 2011.

Included in the income tax provision for the nine months ended July 1, 2011 is a discrete benefit of $0.4 million relating to research and development tax credits for expenditures incurred in Fiscal Year 2010.  This credit was recognized in the first quarter of Fiscal Year 2011 due to the retroactive extension of the credit passed by Congress in December 2010.

13.                               Subsequent Event

On May 15, 2011, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Kratos Defense & Security Solutions, Inc. (“Kratos”), IRIS Merger Sub Inc., a Maryland corporation and a wholly owned subsidiary of Kratos (“Merger Sub”), and IRIS Acquisition Sub LLC, a Maryland limited liability company and a wholly owned subsidiary of Kratos (“Merger LLC”). On July 27, 2011, pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub merged with and into Integral Systems, and Integral Systems continued as the surviving corporation and as a wholly owned subsidiary of Kratos (the “Merger”). The total aggregate purchase price is estimated to be $241.2 million which includes $37.3 million of Integral Systems’ debt paid at closing.

At the effective time of the Merger (the “Effective Time”), holders of Integral Systems common stock were entitled to receive (i) $5.00 in cash, without interest, and (ii) the issuance of 0.588 shares of the Company’s common stock for each share of Integral Systems common stock owned (the “Merger Consideration”).

In addition, at the Effective Time, each Integral Systems stock option that had an exercise price less than $13.00 per share were, if the holder thereof elected in writing, cancelled in exchange for an amount in cash, without interest, equal to the product of the total number of shares of Integral Systems common stock subject to such in-the-money option, multiplied by the aggregate value of the excess, if any, of $13.00 over the exercise price per share subject to such option, less the amount of any tax withholding. Each Integral Systems stock option that had an exercise price equal to or greater than $13.00 per share and each Integral Systems in-the-money option of which the holder did not make the election described in the preceding sentence was converted into an option to purchase Kratos common stock, with (i) the number of shares subject to such option adjusted to equal the number of shares of Integral Systems common stock subject to such out-of-the-money option multiplied by 0.9559, rounded up to the nearest whole share, and (ii) the per share exercise price under each such option adjusted by dividing the per share exercise price under such option by 0.9559, rounded up to the nearest whole cent. Each share of restricted stock granted under an Integral Systems equity plan or otherwise, whether vested or unvested, that was outstanding immediately prior to the completion of the Merger was cancelled and the holder thereof was entitled to receive an amount in cash, without interest, equal to the product of the total number of restricted shares of Integral Systems common stock held by such holder, multiplied by $13.00, less the amount of any tax withholding. No fractional shares of the Kratos common stock were issued in the Merger. The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.